                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 19)(1)

                            WEBFINANCIAL CORPORATION
                            ------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    94767P209
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 26, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 10 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 2 of 10 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,636,853
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,636,853
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,636,853
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 3 of 10 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,636,853
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,636,853
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,636,853
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 4 of 10 Pages
----------------------                                      --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,639,353**
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,639,353**
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,639,353**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    75.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**       Consists of the 1,636,853 Shares of Common Stock held by Steel Partners
         II, L.P. and 2,500 Shares of Common Stock held by Mr. Lichtenstein.

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 5 of 10 Pages
----------------------                                      --------------------

                  The following  constitutes  Amendment No. 19  ("Amendment  No.
19") to the Schedule 13D filed by the undersigned.  This Amendment No. 19 amends the Schedule 13D as specifically set forth.

         Item 3 is hereby amended and restated to read as follows:

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate  purchase price of the 1,636,853 Shares owned by
Steel  Partners II is  $15,986,495.  The Shares owned by Steel  Partners II were acquired  with  partnership  funds.  The aggregate  purchase  price of the 2,500
Shares owned by Mr. Lichtenstein is $8,281 and came from his personal funds.

         Item 5(a) is hereby amended and restated to read as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon  2,183,366  Shares  outstanding as reported in the Issuer's  Annual  Report on Form 10-KSB,  as filed with the  Securities  and
Exchange Commission on April 25, 2006.

                  As of the close of business on June 29, 2006,  Steel  Partners
II beneficially owned 1,636,853 Shares,  constituting approximately 75.0% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,636,853  Shares owned by Steel Partners
II, constituting approximately 75.0% of the Shares outstanding. Mr. Lichtenstein beneficially  owned 1,639,353 Shares,  constituting  approximately  75.1% of the
Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,500 Shares owned by him and the 1,636,853 Shares owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

         Item 5(c) is hereby amended to add the following:

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past sixty days by the Reporting Persons.

         Item 7 is hereby amended to add the following exhibit:

                  3. Powers of Attorney.

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 6 of 10 Pages
----------------------                                      --------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006             STEEL PARTNERS II, L.P.

                                 By: Steel Partners, L.L.C.
                                     General Partner

                                 By: /s/ Jack L. Howard
                                     -------------------------------------------
                                     Jack L. Howard
                                     as Attorney in Fact for Warren G. Lichtenstein,
                                     Managing Member

                                 STEEL PARTNERS, L.L.C.

                                 By: /s/ Jack L. Howard
                                     -------------------------------------------
                                     Jack L. Howard
                                     as Attorney in Fact for Warren G. Lichtenstein,
                                     Managing Member

                                 /s/ Jack L. Howard
                                 -----------------------------------------------
                                 JACK L. HOWARD
                                 as Attorney in Fact for Warren G. Lichtenstein,
                                 Individually

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 7 of 10 Pages
----------------------                                      --------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock               Price Per                          Date of
      Purchased                      Share($)                           Purchase
      ---------                      --------                           --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
        2,483                        12.1500                            05/01/06
        2,894                        12.0700                            05/16/06
          500                        12.0000                            05/19/06
        3,000                        12.0500                            05/25/06
          100                        12.0500                            06/12/06
          500                        12.0500                            06/19/06
       15,229                        12.0659                            06/26/06
          250                        12.0500                            06/28/06
        1,000                        12.0500                            06/29/06

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 8 of 10 Pages
----------------------                                      --------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing  Agreement by and among Steel  Partners II,            --
         L.P.  and Warren G.  Lichtenstein,  dated July 22,  1997
         (previously filed).

2.       Joint Filing  Agreement by and among Steel  Partners II,            --
         L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
         dated August 19, 2004 (previously filed).

3.       Powers of Attorney.                                                9-10

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 9 of 10 Pages
----------------------                                      --------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the  appropriate  authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's  discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                  STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.               By: /s/ Warren G. Lichtenstein
    General Partner                          --------------------------
                                             Warren G. Lichtenstein
                                             Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------           /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein               ------------------------------
    Managing Member                           Warren G. Lichtenstein

----------------------                                      --------------------
CUSIP No. 94767P209                   13D                      Page 10 of 10 Pages
----------------------                                      --------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                  STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.               By: /s/ Warren G. Lichtenstein
    General Partner                          --------------------------
                                             Warren G. Lichtenstein
                                             Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------           /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein               ------------------------------
    Managing Member                           Warren G. Lichtenstein